UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          CORTEX PHARMACEUTICALS, INC.
                       ---------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                       -----------------------------------
                         (Title of Class of Securities)

                                    220524300
                              --------------------
                                 (CUSIP Number)

                                  March 6, 1998
                       ----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                         Continued on following page(s)
                               Page 1 of 12 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No. 220524300                                           Page 2 of 12 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                               657,400
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                657,400
    With
                           8        Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            657,400

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                                            [_]

11       Percent of Class Represented By Amount in Row (9)

                                    6.87%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 220524300                                           Page 3 of 12 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                657,400
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                           657,400

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            657,400

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                            [_]

11       Percent of Class Represented By Amount in Row (9)

                                    6.87%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 220524300                                           Page 4 of 12 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                657,400
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                           657,400

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            657,400

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                            [_]

11       Percent of Class Represented By Amount in Row (9)

                                    6.87%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 12 Pages


Item 1(a)      Name of Issuer:

               Cortex Pharmaceuticals, Inc. (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               15241 Barranca Parkway, Irvine, CA 92618.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

               ii)  Mr. George Soros ("Mr. Soros"); and

               iii) Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").


               This Statement relates to Shares (as defined herein) held for the account of Quantum Partners LDC ("Quantum Partners"), a Cayman Islands exempted limited duration company. SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager of SFM LLC and is also a member of the management committee of SFM LLC.

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of each of SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)      Citizenship:

               i)   SFM LLC is a Delaware limited liability company;

               ii)  Mr. Soros is a United States citizen; and

               iii) Mr. Druckenmiller is a United States citizen.


Item 2(d)      Title of Class of Securities:

               Common Stock, $0.001 par value (the "Shares").

                                                              Page 6 of 12 Pages


Item 2(e)      CUSIP Number:

                           220524300

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

                    As of March 5, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of
                    Shares:

                         Each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner of the 657,400 Shares held for the account of Quantum Partners.


Item 4(b)      Percent of Class:

                         The number of Shares of which each of SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 6.87% of the total number of Shares outstanding.

Item 4(c)      Number of shares as to which such person has:

          SFM LLC
          -------

          (i)  Sole power to vote or to direct the vote:                 657,400

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   657,400

          (iv) Shared power to dispose or to direct the disposition of:        0

          Mr. Soros
          ---------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               657,400

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of   657,400

                                                              Page 7 of 12 Pages


          Mr. Druckenmiller
          -----------------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:               657,400

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:  657,400

Item 5.        Ownership of Five Percent or Less of a Class:

                        This Item 5 is not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               The shareholders of Quantum Partners including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

                           This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 12 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 6, 1998               SOROS FUND MANAGEMENT LLC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


Date:  March 6, 1998               GEORGE SOROS

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date:  March 6, 1998               STANLEY F. DRUCKENMILLER

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                              Page 9 of 12 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.             Power of  Attorney  dated as of  January  1,  1997
               granted by Mr.  George  Soros in favor of Mr. Sean
               C. Warren and Mr. Michael C. Neus.................          10

B.             Power of  Attorney  dated as of  January  1,  1997
               granted by Mr. Stanley F.  Druckenmiller  in favor
               of  Mr.  Sean  C.   Warren  and  Mr.   Michael  C.
               Neus..............................................          11

C.             Joint Filing  Agreement dated March 6, 1998 by and
               among Soros Fund Management LLC, Mr. George Soros,
               Mr. Stanley F. Druckenmiller......................          12